

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 31, 2017

<u>Via E-Mail</u>
Cihan Huang
Chief Executive Officer
Star Century Pandaho Corporation
1980 Festival Plaza Drive, Suite 530
Las Vegas, NV 89135

> **Re: Star Century Pandaho Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 10, 2017**
> **File No. 000-53780**

Dear Mr. Huang:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Pamela Long

                                    Pamela Long
                                    Assistant Director
                                    Office of Manufacturing and
                                    Construction

Cc: <u>Via E-Mail</u>
        Thomas Cook, Esq.
        Peter Chin